

SECU

16009093

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BENJAMIN F. EDWARDS & COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH BRENTWOOD BOULEVARD, SUITE 850
(No. and street)

ST. LOUIS	**MO**	**63105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. THOMAS H. MARTIN, JR. **314-480-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South Fourth Street, Suite 300	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Confidential

OATH OR AFFIRMATION

I, Thomas H. Martin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin F. Edwards & Company, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public


RENA CUNNINGHAM
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: October 04, 2018
Commission Number: 14023866

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2015 and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Benjamin F. Edwards & Company, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 14,711,414
Certificate of deposit	100,000
Clearing deposit	100,000
Securities owned, at fair value	243,407
Due from clearing firm	3,662,138
Property and equipment — net of accumulated depreciation and amortization of $7,935,441	6,254,241
Transition bonus receivable — net of allowance for doubtful accounts of $5,200	11,577,445
Receivable from affiliates	54,218
Other	4,724,904
TOTAL	$ 41,427,767

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 1,393,258
Compensation and benefits payable	8,200,845
Deferred revenue	187,500
Deferred rent	1,503,575
Securities sold not yet purchased, at fair value	54,497
Other taxes payable	25,634
Total liabilities	11,365,309
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	73,858,027
Deficit	(43,795,669)
Total stockholder's equity	30,062,458
TOTAL	$ 41,427,767

See notes to balance sheet.

BENJAMIN F. EDWARDS & COMPANY, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

The Parent closed its private placement of its equity securities as of March 31, 2015.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of this balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Certificate of Deposit — The Company has a certificate of deposit which is assigned as collateral to a bank for credit cards issued to certain employees. The certificate of deposit's original maturity is less than 90 days, which is carried at the face amount of the certificate, which approximates fair value.

Securities Owned and Securities Sold not yet Purchased - The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices. Unrealized gains and losses are included in net income (loss). Realized gains and losses are included in net income (loss) and are recorded on the trade date.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements, the life of the lease if five years or greater or if less than five years, the combination of the life of the lease plus any renewal options up to a total of 5 years.

Transition Bonus Receivable — Financial consultants and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is typically amortized over a 57-month period beginning 3 months after the financial consultant's start date. The notes carry an interest rate that is based on the mid-term applicable Federal Rate for the three to nine year terms, which ranged from .87% to 3.5% for the year ended December 31, 2015. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses inherent within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2015, the allowance for losses is $5,200.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued.

Deferred Rent — Landlord provided tenant improvements are recorded as leasehold improvements in property and equipment with an offset to deferred rent on the balance sheet. The deferred rent portion is amortized over the life of the lease.

Deferred Revenue — As part of the original clearing agreement with Pershing, the Company received non-contingent and contingent cash incentives. In exchange for the contingent portion of the incentive, the Company agreed to pay Pershing annual minimum revenue. The incentives were recorded as deferred revenue and were amortized over the life of the contract, which was 7 years.

In April 2014, the Company executed a new clearing agreement with Pershing. The remaining balance of deferred revenue of $275,000, which was the unamortized deferred revenue attributable to the new agreement, is being recognized ratably over the term of the new agreement, which expires in September of 2019.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. The Company records a valuation allowance to reduce deferred tax assets to the amount that will more likely than not be realized by the Company. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a separate return approach.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 - *Revenue from Contracts with Customers*. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. In August 2015, the FASB issued Accounting Standards Update No. 2014-14 - ASC 606 – *Revenue from Contracts with Customers Deferral of the Effective Date* which defers the required adoption of the new standard by the Company until January 1, 2017. The Company is currently evaluating the impact this standard will have on its balance sheet.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. Compensation expense for these stock awards is based on the fair value of the shares to be issued which is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, compensation expense would be based on the independent valuation of the Parent's stock.

The 2015 share awards have cliff vesting periods from one to five years. As of December 31, 2015, the Parent has unrecognized compensation expense of $5,356,346, relating to these awards. The weighted-average period over which the unrecognized compensation expense will be recognized is 2.63 years.

4. PROPERTY AND EQUIPMENT

At December 31, 2015, property and equipment consisted of:

Leasehold improvements	$ 7,998,757
Furniture and fixtures	3,495,093
Information technology equipment	2,577,551
Fixed assets not placed in service	118,281
Total	14,189,682
Less accumulated depreciation and amortization	(7,935,441)
Total property and equipment — net	$ 6,254,241

5. FAIR VALUE MEASURMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2015 is as follows:

	Valuation Inputs			
	Level 1	Level 2	Level 3	Total
Securities Owned:				
Municipal Bonds	$ -	$ 212,146	$ -	$ 212,146
Government Bonds	-	258	-	258
Mutual Funds	15,539	-	-	15,539
Unit Investment Trusts	-	15,464	-	15,464
Total	$ 15,539	$ 227,868	$ -	$ 243,407

	Valuation Inputs			
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
Common Stock	$ 38,169	$ -	$ -	$ 38,169
Unit Investment Trusts	-	16,328	-	16,328
Total	$ 38,169	$ 16,328	$ -	$ 54,497

The Company did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2015, other than securities sold, not yet purchased.

6. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2015:

Deferred tax assets:	
Net operating loss carryforward	$ 15,706,000
Deferred revenue	76,000
Deferred rent	608,000
Amortization of restricted stock	1,910,000
Intangible start-up costs	160,000
Other	8,000
	18,468,000
Less valuation allowance	(17,788,000)
Total deferred tax assets — net	680,000
Deferred tax liabilities:	
Depreciation and amortization	(124,000)
Prepaid expenses	(556,000)
Total deferred liabilities	(680,000)
Total deferred taxes — net	$ -

As of December 31, 2015, the Company recorded a valuation allowance of $17,788,000 to reduce the total net deferred tax assets to an amount that management estimates will more likely than not be realized. The total change in valuation allowance during the year was an increase of $56,000.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to reduce taxable income. The net operating losses will expire in varying amounts if not utilized before 2029 through 2035.

As of December 31, 2015, the Company did not have any unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been appropriately filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. As of December 31, 2015, there were no outstanding tax-related balances due to or due from Parent.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial non-cancelable lease terms in excess of one year and expiring in various years through 2022. Minimum rental commitments for office space and office equipment at December 31, 2015, are as follows:

2016	$ 3,955,193
2017	3,857,167
2018	3,325,286
2019	2,536,410
2020	1,619,138
Later years	878,053
Total	$16,171,247

The Company's customer accounts are carried by Pershing. All execution and clearing services are also performed by Pershing. The agreement between the Company and Pershing stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are intended to be held short-term and in liquid markets. At December 31, 2015, the Company did not hold any unmatched positions.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2015, there were $458,312 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

8. PAYABLE TO AFFILIATES AND RELATED PARTY TRANSACTIONS

Certain affiliates advance amounts to the Company, which are included in payable to affiliates on the balance sheet and will be subsequently reimbursed by the Company. At December 31, 2015, the balance includes a receivable of $58,395 due from its Parent and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. The receivable from Parent relates to expenses paid by the Company on behalf of the Parent in 2013, 2014 and 2015, partially offset by share-based compensation expense allocated to the Company during 2009. Payable to affiliate relates to the transfer of property and equipment, at book value, to the Company during 2009.

Benjamin F. Edwards IV, Chief Executive Officer of the Company and a member of the Benjamin Edwards, Inc. Board of Directors are on the Board of Directors of Cass Commercial Bank where the Company has cash on deposit in a money market demand account of $3,084,945 as of December 31, 2015. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Benjamin Edwards, Inc. Board of Directors is the Chief Executive Officer and Chief Investment Officer of an investment management firm that Benjamin F. Edwards, Inc. utilizes.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2015, the Company had net capital of $8,277,628, of which $8,027,628 was in excess of the minimum required. The Company has proprietary accounts of introducing brokers and dealers agreement with Pershing which allows the Company to treat the balances with Pershing as allowable assets under SEC Rule 15c3-1.

10. SUBSEQUENT EVENTS

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet through the date the balance sheet was issued.

******

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We were engaged to review management's statements, included in the accompanying Benjamin F. Edwards & Company, Inc.'s Exemption Report, in which (1) Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly owned subsidiary of Benjamin Edwards, Inc.) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Based on the documentation maintained by the Company, the Company cannot provide evidence regarding the timeliness of transmission of customer checks to the Company's carrying broker. We were therefore unable to obtain evidence about the Company's compliance with the exemption provisions.

Because of the restriction on the scope of our review discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, any form of assurance on the Company's compliance with the exemption provisions.

Deloitte & Touche LLP

February 26, 2016

Benjamin F. Edwards & Company, Inc. Exemption Report

Benjamin F. Edwards & Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F. R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2015 to December 31, 2015, except as described or limited below:

a) During the period from January 1, 2015 to December 31, 2015, the Company received 28,161 customer checks. Seventy-one instances were identified during the period of failure to promptly transmit customer checks received to the carrying broker dealer. The exceptions related to Company branch locations not promptly transmitting customer checks to the carrying broker due principally to the Company resolving unclear processing requests from customers before submitting the customer checks to the carrying broker dealer.
b) Other than as described in point (2)(a) above, the Company believes the checks received met the prompt transmission criteria as all customer checks accepted are reviewed each day by the Company's branch office manager or designee to ensure prompt transmission. However, based on the documentation maintained by the Company, the Company cannot support the timeliness of transmission of these checks to the Company's carrying broker.



Benjamin F. Edwards & Company, Inc.

By: Thomas H. Martin Jr.

Title: Chief Financial Officer

February 26, 2016



Benjamin F. Edwards & Co.
1 North Brentwood Blvd., Suite 850
Clayton, Missouri 63105
(314) 726-1600
(314) 726-1601 (fax)
www.benjaminfedwards.com

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission:

Enclosed are two Confidential Audit Reports (one original), two Public Audit Reports (one original), one original Exemption Report and one SIPC Report, including the external auditor's opinion for Benjamin F. Edwards & Co.

If you have any questions, please feel free to contact me.

Thank you,

Thomas H. Martin, Jr
Chief Financial Officer